FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 30, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 30, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

1Q12 RESULTS

The results of the first quarter 2012 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

1Q12 HIGHLIGHTS



- ✓ Net Sales of R$ 6.3 bi, or 5% higher than 1Q11
- ✓ Volumes of 1.4 million, 2.5% higher
- ✓ EBITDA of R$532 M, 8.4% of EBITDA margin, with challenges in the export market
- ✓ Asset Exchange Agreement with Marfrig
- ✓ Investment grade from the 3 major rating agencies
- ✓ Revolver Credit Facility of USD 500 M for 3 years



NET SALES GROWTH

R$ million


5.3%
6,020
6,294
6,292
7,099
6,337
1Q11
2Q11
3Q11
4Q11
1Q12

1Q12 RESULTS
R$ million

GROSS PROFIT



1,546
25.7%
1,343
21.2%
Gross Profit
Gross Marg.
1Q11
1Q12

EBITDA



816
13.6%
532
8.4%
EBITDA
EBITDA Marg.
1Q11
1Q12

EBIT



525
8.7%
268
4.2%
EBIT
EBIT Marg.
1Q11
1Q12

NET INCOME



383
6.4%
153
2.4%
Net Income
Net Marg.
1Q11
1Q12

EPS R$0.44 **EPS** R$0.18

EBITDA
R$ million



816
532
444
172
13.6%
8.8%
8.4%
3.4%
1Q09*
1Q10
1Q11
1Q12
EBITDA
EBITDA Margin

*Proforma

FINANCIAL POSITION

R$ million


5,974
5,408
4,864
3,634
3,814
3,504
1.4
1.3
1.1
1.5
1.7
2.0
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
Net Debt
Net Debt / EBITDA

Exchange Rate	**R$ 1.66**	**R$1.63**	**R$1.56**	**R$1.85**	**R$1.88**	**R$1.82**

1Q12

Gross	• R$ 181 million
Expenses	• R$ 5 million
Net	• R$ 176 million

NET SALES


Export Market
37.2%
Domestic
Market
47.2%
Dairy
10.0%
Food Service
5.6%

BY PRODUCT


Poultry
30.6%
Processed
Meat
46.5%
Other Sales
3.0%
Pork / Beef
9.9%
Dairy
10.0%

DOMESTIC MARKET
(1Q12 vs. 1Q11)

VOLUME / PRICE / MIX
(Growth)


11.2%
2.5%
8.4%
Net Sales
Volume
Price/Mix

EBIT
(R$ million)


287
285
10.7%
9.5%
1Q11
1Q12

- ✓ **11.2% net sales growth (total of R$3.0 bi) compared to 1Q11 under a challenging scenario**
- ✓ **Maintenance of EBIT in nominal terms**
- ✓ **Continuous focus on value-share**



DAIRY
(1Q12 vs. 1Q11)

VOLUME / PRICE / MIX
(Growth)



12.3%
0.9%
-10.1%
Net Sales
Volume
Price/Mix

EBIT
(R$ million)



-0.1%
-0.3%
-0.8
-1,6
1Q11
1Q12

- ✓ **Net sales growth of 0.9% (total of R$0.6 bi) compared to 1Q11**
- ✓ **Challenging scenario remains in the cost of milk putting pressure on margins**



FOOD SERVICE
(1Q12 vs. 1Q11)

VOLUME / PRICE / MIX
(Growth)


10.4%
8.0%
2.2%
Net Sales
Volume
Price/Mix

EBIT
(R$ million)


45
13.9%
39
11.0%
1Q11
1Q12

- ✓ **Net sales growth of 10.4% (total of R$ 0.4 bi) compared to 1Q11**
- ✓ **Pressure on prices resulting in margin contraction**



EXPORT MARKETS
(1Q12 vs. 1Q11)

VOLUME / PRICE / MIX
(Growth)



6.9%
-1.0%
-7.4%
Net Sales
Volume
Price/Mix

EBIT
(R$ million)



194
8.1%
-54
-2.3%
1Q11
1Q12

- ✓ **1.0% reduction on net sales compared to 1Q11 in spite of increased volume**
- ✓ **Diversification of sales reduced impacts of challenges in Japan and the Middle East**
- ✓ **Prices put pressure on margins in the quarter**



Share what's Good in life!
PolloBurger

EXPORT MARKETS

BRF

EUROPE

- ✓ Good performance in spite of macroeconomic issues
- ✓ Focus on qualifying sales with greater profitability

Net Sales
(BRLM)



419
+ 3%
432
1Q11
1Q12

Volume:
↓ 2%

Exports Share
(Net Sales)



17.9



EURASIA

- ✓ Reduction of volume and net sales due to the Russian trade embargo

Net Sales
(BRLM)



235
- 30%
165
1Q11
1Q12

Volume:
↓ 27%

Exports Share
(Net Sales)



6.8



EXPORT MARKETS

MIDDLE EAST

- ✓ Increase in volumes mainly in peripheral countries of the region
- ✓ Griller prices under pressure in the main markets impacted margins

Net Sales
(BRLM)



816
-10%
735
1Q11
1Q12

Volume: ↑6%

Exports Share
(Net Sales)



30.3



Sadia



The Joy of

FAR EAST

- ✓ Reduction of volumes in Japan was more than offset by an increase in other markets (e.g.: Hong Kong, Korea and China)
- ✓ Japanese market pressured prices/ margins in the quarter

Net Sales
(BRLM)



10%
515
566
1Q11
1Q12

Volume: ↑28%

Exports Share
(Net Sales)



23.4



Sadia



BRF

EXPORT MARKETS

BRF

LATAM

✓ Growth supported by the incorporation of the acquired Avex and Dànica businesses

Net Sales
(BRLM)



215
37%
294
1Q11
1Q12

Volume: ↑26 %

Exports Share
(Net Sales)



12.0





The Joy of

AFRICA

✓ Increase in volume/revenue diversifying the Company's portfolio

Net Sales
(BRLM)



197
15%
227
1Q11
1Q12

Volume: ↑ 9%

Exports Share
(Net Sales)



9.4





INVESTMENTS 1Q12



Biological Assets R$116.7M
Growth R$253.9M
Support R$148.2M
Efficiency R$75.4M

TOTAL 1Q12
R$594.2 M

TOTAL 1Q11
R$278,1 M

1Q12 LAUNCHES


PEDAÇOS
Batavo

DAIRY
27 New SKUs

DOMESTIC MARKET
11 New SKUs

EXPORT MARKET
12 New SKUs

FOOD SERVICE
11 New SKUs


Sadia
Queijo Mussarela


Batavo
Total

Total launches : 61

PRIORITIES 2012

	PRIORITIES	1Q STATUS
1. Merger Consolidation	**Execution of TCD** (CADE´s agreement) **Execute strategy** post TCD **Synergies**	**Asset Exchange Agreement** with **Marfrig** Integration projects in progress Product innovation and launches
2. Domestic Market	Continuous Improvement of **Services**	Initiation of **integrated distribution and client prioritization**
3. Dairy	**Cheese** **Integration** with core business **Batavo´s** brand revitalization	**Increase** in **cheese manufacturing capacity**; **cheese very well received by** the **retail sector**
4. International Expansion	**Integrate** acquisitions in Argentina Build new plant in **Abu Dhabi** Continue to analyze **opportunities**	Structuring of a business plan for **Argentina** **Advances** in the **Abu Dhabi** plant process